Filed by sanofi-aventis

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Genzyme Corporation

Exchange Act Commission File No: 0-14680

The following is a transcript of an investor presentation given by sanofi-aventis and Genzyme Corporation (“Genzyme”) on February 16, 2011, in connection with the Agreement and Plan of Merger, dated as of February 16, 2011, among sanofi-aventis, GC Merger Corp. and Genzyme.

Important Information about this Transaction

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities. In connection with the proposed transaction, sanofi-aventis will file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme; investors and security holders can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling (617) 252-7500 and asking for the Shareholder Relations Department.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about sanofi-aventis’ beliefs and expectations and statements about the acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to sanofi-aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: the risk that the acquisition of Genzyme may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed transaction will not be realized, or will not be realized within the anticipated time period; the risk that sanofi-aventis’ and Genzyme’s businesses will not be integrated successfully; the possibility of disruption from the acquisition making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions). Sanofi-aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

C O R P O R A T E    P A R T I C I P A N T S

Sebastien Martel

sanofi-aventis - VP IR

Chris Viehbacher

sanofi-aventis - CEO

Henri Termeer

Genzyme Corporation - Chairman, President, CEO

Jerome Contamine

sanofi-aventis - EVP, CFO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Mark Dainty

Citigroup - Analyst

Graham Parry

BofA Merrill Lynch - Analyst

Andrew Baum

Morgan Stanley - Analyst

Florent Cespedes

Exane BNP Paribas - Analyst

Fabian Wenner

UBS - Analyst

Philippe Lanone

Natixis Securities - Analyst

Michael Leuchten

Barclays Capital - Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, welcome to the conference call regarding the acquisition of Genzyme by sanofi-aventis. (Operator Instructions)

I would now like to hand the call over to Mr. Sebastien Martel, Vice President and Head of Investor Relations for sanofi-aventis. Sir, you have the floor.

Sebastien Martel - sanofi-aventis - VP IR

Thank you. Hello, everybody, and welcome to our conference call on this very exciting day for both sanofi-aventis and Genzyme. As you know we have got a slide deck available as always on our website for download.

I must advise you that the information presented in today’s conference call will contain forward-looking statements that involve known and unknown risk, uncertainties, and other factors. These make actual results to differ materially, so I will refer you to our Form 20-F on file with the SEC and also document de reference for a description of some of these risk factors.

Our speakers for today’s call will be our CEO, Chris Viehbacher; our Executive VP, Chief Financial Officer, Jerome Contamine; and Henri Termeer, Genzyme’s Chairman, President, and CEO. We also have Peter Wirth, Genzyme’s Executive VP, Corporate Secretary; and Mike Wyzga, Genzyme’s Executive VP, CFO, on the call.

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

The call is scheduled to last about 45 minutes; and with that I will actually turn the call over to Chris.

Chris Viehbacher - sanofi-aventis - CEO

Thank you, Sebastien, and good morning, good afternoon to everybody. It is a great pleasure to be here with Henri Termeer in the corporate headquarters of Genzyme in Cambridge, Massachusetts.

I think this is a very exciting moment for sanofi-aventis. This is really on a number of fronts. We started down the path of looking at acquisitions through a number of filters.

The first is clearly looking for businesses with sustainable growth potential. The second was to actually ensure that we could maintain and actually build upon a presence in the United States. As we looked out at our three-, four-year forecast we really saw the success of emerging markets; but already in 2010 we sold more in emerging markets than in either the US and Europe. And I had some concern about maintaining balance geographically in our business worldwide.

Also as you know from previous meetings, we have been pushing down an open innovation model that really relies on a lot more external collaborations, both with academic institutions as well as biotechnology companies. And although the opportunities are global, it is still true today that the most numerous opportunities are still in the United States to really operate a collaborative model, that we felt we really needed to have a stronger presence here in the US, particularly on the research side.

Biotechnology had never really been embraced by sanofi-aventis in the past, and I think that proved to be a weakness of the Company. Clearly we have been building that up organically. The relationship with Regeneron is certainly bearing fruit for us, and so we already have about 20% to 30% of our research and development pipeline in biologicals. But really nothing on the marketplace, at least on the treatment side.

Now, biotechnology is not completely strange to us, either. Obviously, we are the world’s leader in vaccines, and a world leader in insulin, and of course in Lovenox. But we were really missing the therapeutic side.

So when we went through all of those different filters Genzyme clearly came out on top. So it’s a great pleasure actually to be able to announce that we are able to start this new partnership with Genzyme.

Henri has built a fabulous company over the years, and as we sit here today in Genzyme headquarters we are clearly now turning from a phase of negotiation to one of thinking about how do we bring these two companies together, really for the benefit of patients.

We will start this afternoon a thought process about how to integrate the two companies. We clearly want to do that thoughtfully and be able to understand in depth some very strong specificities of this business.

It was quite interesting going through the due diligence process. When you have a product like Fabrazyme that is expected to sell somewhere between $300 million and $350 million of sales, and there is only sort of 80,000, 79,000 vials behind that, eight production runs in the year, that is something that is clearly different than sanofi-aventis’s business. The impact on yields, the impact on volumes — and it just struck me again, even though we have studied the company for a year and understand an awful lot in the marketplace, it is going to be important for us to listen and learn and make sure we understand how best to put the businesses together.

There is no question that Genzyme is the gold standard out there in especially orphan diseases. We have been out there in the marketplace all along the year, really making sure that the Genzyme brand was not really suffering too much because of the production difficulties. And the feedback we had really around the world was that this is still the company that is the most customer-centric, patient-focused out there.

So I think that particular culture and the Genzyme brand is going to still be extremely important from a competitive point of view. There is no question that the competitive environment for Genzyme has increased.

Shire has benefited from the difficulties in manufacturing. Pfizer is looming there in the distance. But I do believe that the Genzyme brand and that customer model is going to be of competitive importance. Therefore as we look to putting the companies together, we need to think about that carefully.

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

We will also look at obviously the other businesses, because there is a tendency to think of Genzyme as an orphan disease company, but that is really 40% of the sales. There’s obviously an important cardio-renal franchise, an oncology-hematology franchise, the Synvisc-One and biosurgery unit.

Some of those will, I think, fit extremely well. This high degree of complementarity, which is why we are able to achieve FTC and European Commission antitrust approval without any required divestments; but there is also some synergy on there. We certainly know many of these same customers, for example.

So again we will be building work streams this afternoon jointly between Genzyme and sanofi, to now work out over the coming months how to best do this. It is an interesting situation in that, as we announce, we already have that antitrust approval, so the closing timetable is going to be mostly around the time to get the CVR up and running.

So we’ll come back on this on questions and Jerome can take us through the details of the financials, but — you can’t see us, but I am sitting here next to Henri, and we have got a number of new colleagues from Genzyme around the table. And again I would just like to express my excitement not only from the business point of view, but I find personally motivating the connection that this company has with patients and the importance that Genzyme medicines mean to so many patients.

So with that I will turn it over to Henri.

Henri Termeer - Genzyme Corporation - Chairman, President, CEO

Chris, thank you very much. It’s great to hear you talk about the patients, because that has been our focus for 30 years.

And this is a new beginning for Genzyme. We have built, I think, a very, very important business model in the space of medicine that treats diseases not within a small incremental contribution to the health of patients, but a big incremental — not incremental, actually changing the health of patients.

We have always set that as the ambition for the products we have. Even some of these larger products like the renal products really are changing in an important way the healthcare of patients. These are chronic conditions, and I am convinced that the cost of healthcare will push all of us in much more specific medicines, medicines that really change health.

And biotechnology — in the future, biotechnology is going to make that increasingly possible, to have that much higher ambition.

So when I say this is a new beginning I really mean it in that way. Because the larger context of Genzyme with sanofi together can make a very important difference in this way. We can innovate, we can make investments, we can reach all patients, not just those patients next door but all patients around the world in a very constructive way. And have a sustainable presence in these markets, not with a product just on the shelf but with a therapy that helps patients to live their life and to use — or to increase health during life in an important way.

We have found tremendous support of that throughout the world where we went — regulatory support, reimbursement support, actually in a very stable way. We of course have also programs that allow access to treatments when patients can’t afford it. That is one of the responsibilities we have taken on.

When we had these discussions, which have taken a long time — and it’s appropriate to take a long time, because in this field it takes years to develop something new, it takes eight, nine years or 10 years or 12 years. We took nine months to understand each other.

Those were actually time well spent, because now we can move forward, understanding what we can do for each other, understanding how the synergies in a true R&D sense and healthcare objective sense will work. And I think it will help us tremendously in the integration planning that will start this afternoon. I am very glad that we have talked about it before, that we are going to do that in a very deliberate and very careful way.

We are different from sanofi in many regards, and that makes it such a great combination, because then we can together become larger than individually. So I look forward to this. I know that our [agrees] have caused us a lot of uncertainty in these moments and there is a lot of insecurity in these moments, but our [agrees] will watch of course how we do this. Do we do it right? Do we build something? Do we build something where the future becomes better than the past? And are we actually continuing this culture of treating patients and supporting patients in a deep way, not just by selling a product and putting it on the shelf?

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

I very much think this is a combination, the kind of combination that is unusual in a way, because this we are (technical difficulty) also the kind of combination where, when you think about it, where you really can see how you have become larger, more important, and deeper in this very complex world of healthcare.

So I look forward to (technical difficulty) Chris. It will be a great adventure. It will be a pioneering adventure, as we have done for 30 years. Every product is a new pioneering moment, and I have great confidence that we will be successful together.

Chris Viehbacher - sanofi-aventis - CEO

Jerome?

Jerome Contamine - sanofi-aventis - EVP, CFO

Yes, good morning or good afternoon, everybody. I will now take you through the main features of the transaction. Some of them are clearly known already and maybe (technical difficulty) some more details. So I will start with slide 9.

As we all know, the consideration of the payment will be a cash payment of $74 per share of Genzyme plus a contingent value right, CVR, which has been largely discussed now for a while. I think the CVR has been structured in a way that we can both share risk and reward between Genzyme and sanofi shareholders on two items, which are Lemtrada performance on one hand, but also the ability of Genzyme to continue to sustain its recovery in production in 2011 for both products, Cerezyme and Fabrazyme.

The CVR will be publicly traded on the NASDAQ. The transaction has been unanimously approved by both boards of directors. There is no financing conditions.

As we have said a bit said already, the antitrust clearance has already been received by both the US and the EU authorities. Therefore, we think that we can close in a rather short time frame, which would be early Q2 2011.

On the next page I will try to take you through some details on the CVR. I mean the overall agreement will be filed on the SEC website today, so I will maybe not go over all the details. Some elements are somewhat complex and clearly the result of our negotiations. But maybe to try to make it rather simple, we could say that this is the first milestone, this production milestone, which is a $1 per CVR. This will be based on the achievement of certain level of production for both Cerezyme and Fabrazyme, which will be 734,000 or precisely [seven 600] vials, a certain number of equivalent units for Cerezyme, and 79,000 for Fabrazyme. Those figures representing let’s say the indication of a significant recovery which are started in Q4 2010 but which are due to continue along with Genzyme’s plan.

If this level of production are reached in 2011, the downpayment of the first milestones will be in Jan. 2012.

The other milestones are linked to Lemtrada. A first milestone of $1 will be paid upon final approval by FDA of Lemtrada for multiple sclerosis indication. The expected timing of payment could be H2 2012 based on existing plans of Genzyme for the submission of Lemtrada for approval.

Then the other milestones are linked to sales achievements. Importantly, the first milestone, the $2 milestone, is the one which is linked to the achievement of $400 million of sales. This are based on the addition of four quarters, but these four quarters are specified for each and every territory.

For the first country where the product will be launched first, and thereafter for the other five main countries in a certain time frame. There will be the feature to take into account the sales in the rest of the world for the fourth quarter as well, starting six quarters after the launch in the first country of launch.

So basically this is a way to represent how Lemtrada has been picking up, but also in the labeling and the success of the drug.

The other milestones will be paid based on a much higher sales level. This clearly reflects expectations that in particular some Genzyme management are putting on this drug. There are three milestones to be paid — one if we reach $1.8 billion of sales, and then it will be a $3 milestone; $2.3 billion, another $4 milestone; and $2.8 billion, another $3 milestone.

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

Of course the time frame of these payments are more uncertain. And anyway the CVR ends at the end of 2020.

I move them to the next page which is more referring to the impact on sanofi. Clearly, as Chris has mentioned, Genzyme acquisition will enhance our growth and the growth of our revenues and will provide us sustainable growth going forward. That’s definitely consistent with our overall strategy.

Genzyme will also benefit from the sanofi-aventis extensive resources and experience in manufacturing. I think we have started already to discuss that in the past days.

On the financial metrics, of course we will have to dig more into the details of the possible synergies between sanofi and Genzyme. There was also an outstanding a VIP, a performance program in Genzyme, which has to be taken into account.

So we will refine these figures going forward, but we can tell that, as early as today, that this transaction will be accretive to our business earnings, the earning per share, as early in year one after closing; and that it will be accretive by EUR0.75 to EUR1 per share by the year 2013.

Along with the metrics we use, the return on capital will be in excess and expected to be in excess of our average cost of capital by year two. And we will maintain financial strength and flexibility. We don’t expect to change our dividend policy.

We will continue to generate — and even more with Genzyme — strong free cash flow, which will be generated by the combination of the two companies. And we aim and we expect to maintain strong investment grade credit rating.

The financing, the bridge financing has been put in place since October. This has been disclosed on the SEC.

The overall transaction is valued at $20.1 billion excluding the CVR component. This is based on a fully diluted basis of outstanding shares of 272.5 million shares approximately.

I remind you that due to the disposals which have already taken place, the net cash position — debt minus cash available — is around $800 million in Genzyme by the end of 2010. As we know, this acquisition will be fully financed in cash. We will draw on the bridge facilities which we have put in place, $10 billion on one hand and $5 billion on the other hand.

The $10 billion will soon be refinanced by bond issuance, while the $5 billion should be refinanced by cash flow generation from sanofi in the coming two or three years. On top of that, we will use cash available on the balance sheet and possibly issue commercial paper.

The cost of debt I think is really attractive. You have here a range between 2.5% and 3% because of course I don’t know yet exactly what will be the outstanding rates when we do the bond issues. Also because of the average maturity of the debt, there will be a variation year on year, so we will start by somewhat lower cost of debt and going forward we will keep more the longer debt, which will have a slightly higher cost. This is why I have put here this 2.5% to 3% range.

I will just also remind you that we are — on top of this financing, existing syndicated facilities are available, which have not drawn, for a total amount of EUR13 billion.

I think I’ll end here with this description. I will remind you of the timing. We have — we are planning to go as fast as possible, the key element being the listing of the CVR on the NASDAQ, on the registration, therefore, with the SEC. That, according to advisers we should be about to close this transaction as I said early Q2.

And as it was said already we are going to start as early as today the pre-integration process. I think now I can turn it back to Sebastien maybe so that you can — all the operators who can run the Q&A session.

Sebastien Martel - sanofi-aventis - VP IR

Yes, thank you, Jerome. We are actually ready to take questions now. I will ask our participants to limit questions to just one at a time to allow as many people as possible to participate in the discussions. Operator?

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

Q U E S T I O N    A N D    A N S W E R

Operator

(Operator Instructions) Mark Dainty, Citigroup.

Mark Dainty - Citigroup - Analyst

Thank you. Good afternoon. Just firstly a quick question on synergies. Could you just give us an indication of what you have assumed at this stage? I understand it is still early stages and you move those estimates around. But just an indication and where the areas of greatest overlap may be in terms of the cost lines.

And then just very quickly on the CVR terms with respect to Cerezyme and Fabrazyme and the number of units produced. Could you just put that into some context for us in terms of what that equates to prior to the manufacturing issues or some sort of patient number context? Thanks very much.

Chris Viehbacher - sanofi-aventis - CEO

Well, let me — I will turn the question on synergies over to Jerome. But on the $1 milestone, the quantities are essentially Genzyme’s own forecast for 2011 and are the quantities that would be needed to support forecasts for both Cerezyme and Fabrazyme.

I think Genzyme in their own communication have been very clear that while there has been huge progress made in getting supply back, there are low inventory levels; and therefore it becomes extremely important that each and every batch be produced. I mean we are talking about one month of sales is supported by one batch, if you like.

So we just felt that it would be appropriate, given the supply situation, to tie a milestone within the CVR to that production. I will say that throughout the due diligence process, however, that we had an opportunity to meet both the head of quality and head of production. These are clearly very strong professionals, and we had our own quality and production experts look at things.

And our view is that Genzyme has put in place all of the appropriate and desirable measures to actually rebuild quality and get production off and running. So the programs are there. There is clearly the level of investment. The means to achieve this is clearly there.

But as we all know, as you come out of Consent Decree situations there is extra workload and therefore it will be a little time before one can be entirely confident that everything is behind us. But that was the rationale. Jerome, do you want to say anything on synergies?

Jerome Contamine - sanofi-aventis - EVP, CFO

Yes, Mark, on the synergies, as you can imagine we have not been able to go into the details of the synergies that we can generate. So we have built, let’s say, a certain amount of synergies based on what we consider will be Genzyme standalone business plan.

This is also why we have preferred to give you an accretion number for 2013 instead of giving you synergies, because you will having such, thinking of synergies, to get which against what. Against Genzyme business plan, does it take into account or not the VIP performance program of Genzyme? So all these things we need clearly to dig into to get more details.

But maybe to give you a rough idea what we have assumed is that we should, against our own assumptions on what we have called a standalone Genzyme business plan, that we could generate north of $600 million of synergies. But here again, maybe part of it is now also included in the performance programs that Genzyme has announced.

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

So this is why I would like not to go more into details. And this is also once again why I feel that the accretion number, accretion range I gave for 2013 in a way is more meaningful, because that, it includes everything.

Mark Dainty - Citigroup - Analyst

Great. Thanks very much.

Operator

Graham Parry, Bank of America Merrill Lynch.

Graham Parry - BofA Merrill Lynch - Analyst

Great, thanks for taking my questions. First of all, just wondered if you could discuss whether you still think that sanofi can actually help in speeding manufacturing recovery, or whether the Waterford transition and Hospira contracts negate any benefit that sanofi is offering there.

Secondly, just wondering could you just give us, other than the other key variables in the accretion range, other than having to establish what the synergies are. Is it safe to assume that the range encompasses payments of both or neither of the first two CVR payments? But if you could just discuss that in a little bit more detail.

Then thirdly, if you could just confirm the exact number of patients on Cerezyme and Fabrazyme today. Genzyme’s guidance said 100% of allocation is going into Cerezyme-treated patients and 82% for Fabrazyme. But if you could give us some feel for what number of patients that is, and how that compares to pre-2009 levels, that would be very useful. Thanks.

Chris Viehbacher - sanofi-aventis - CEO

All right, well, I will take perhaps the first question on what we think sanofi might be able to do. Jerome can perhaps add a comment on synergies; and perhaps I could ask Henri to talk about the number of patients.

I think although we are not a biotech company we clearly produce a lot of biotechnology products, with vaccines, with insulin, and with heparin. And certainly on things like sterile fill and finish, we have an awful lot of resource.

Remember that Genzyme is a company that has had absolutely huge growth really from the early part of the last decade. As you grow the business and have to build plants and everything else, it is hard often for companies to really keep track and keep pace with everything in the company. So I think as we look at the business and we look at quality systems, for example, there are a number of processes and standards and actually people where we can help come in.

I mean, Genzyme has a program of recruiting a number of people to really deal with those issues. We actually have — but you recruit someone, you have to train them, you have to get them up and running. So I think it is going to be as much help on people power; perhaps some of the systems. IT systems for example that we can just pick off the shelf instead of having to redevelop them.

So I think there will be clearly an opportunity to work alongside Genzyme colleagues and see if we can’t lend a helping hand on that.

Again I would say Ron Branning is clearly someone with extraordinary expertise in this area, and we actually totally support all of the programs that have been put in place. But actually putting them in place and getting them up and running — if you look at any Consent Decree, you are talking about several years of getting all this in place and actually creating a culture of quality. So I think if we can work together on that, that there should be a positive benefit.

So, Jerome, you want to say anything?

Graham Parry - BofA Merrill Lynch - Analyst

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FINAL TRANSCRIPT

Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

Chris, can I just follow up on that? Just to say, there isn’t any plan to move any fill/finish into sanofi plants? That would still be into Hospira and to the Waterford plant? Just to be clear on that.

Chris Viehbacher - sanofi-aventis - CEO

I think that would be premature to say. I think over time we will have a look at whether or not we can really combine some of our fill/finish quantities, and especially on that. But I think at the start our principal objective is the same as Genzyme’s has been. That is, we need to ensure stability of supply and make sure that patients get their medicines first.

So I would say this is — that will be in the second period of time as to whether or not we look at that. But in the first instance I think we want to really make sure we continue to execute on the plan that Genzyme has outlined.

Jerome Contamine - sanofi-aventis - EVP, CFO

Yes, on your question on synergy, on the accretion, Graham, a few comments. Clearly if you go down the road in 2013 there is a certain number of, let’s say, uncertainties or scenarios. A is how much sales Genzyme will do in 2013. Will Lemtrada be launched in 2013 or not? How much of the synergies which I mentioned before will be derived in due time in 2013?

So if you put all that together, clearly you still arrive at a certain range. I don’t know. What we expressed or what I expressed to this range is clearly to say what minimum we should go to low end of the range.

But we clearly have the ability to go to the higher end of the range on — we will work together with Genzyme team of people; we will see how we can refine this target.

No, the CVR payment will not be a P&L element. The CVR will be taken as a liability under IFRS. It will be a value based on the trading price and adjusted every quarter.

So the adjustment will go into the P&L; but the way we define our business EPS, we say — because otherwise we will have [productivity] (inaudible) be very difficult to assess. As you know, the business EPS metric we use is a non-GAAP metric which doesn’t include this type of element.

As a matter of fact, by 2013 I mean it is difficult to know exactly what type of CVR we will still have to — or might still have to pay. And the value of the CVR at the time will take into account clearly the potential of Lemtrada, what it is. This is what really will be the actual downpayment or liability we would have at that time on the balance sheet.

Chris Viehbacher - sanofi-aventis - CEO

Yes, maybe I will just add a word, Graham, on the CVR in general. This was clearly and is an extremely important part of the transaction. When you look at sales forecasts, obviously if the product sales were to achieve the higher end of those ranges there is a huge value that is associated with Lemtrada. But as we all know, it is extremely difficult to value products in pipelines.

So we approach this in the way of almost taking Lemtrada out of the broader equation and almost doing a sort of business development deal of a late-stage asset. So as we look at how that comes together, I think there is a value-sharing mechanism that is not dissimilar to what you would expect in late-stage asset deals.

So in actual fact I think as the milestones and the sales progress, I think that it has been really constructed so that there is a good share between Genzyme shareholders and sanofi shareholders. In fact, I remember at one meeting I think I told Henri that if we have to pay the last milestone I will bring him the check personally and with his favorite wine to accompany that.

So I think the CVR still remains as a potential value driver that is very difficult to ascertain here, but we will see how that — we have to wait and see first of all the Phase III results, which we will see in the middle of the year.

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

And then the next real step is going to be what actually is the label. Because we know that Phase II results indicate that this is a — that has the promise of being the most efficacious drug in the class. There are some who even talk about potentially a quasi-cure for MS. But we also know that in MS efficacy and side effects are a flipside to the same coin.

So it is really going to be the label as it’s approved by the FDA that will help to really identify the risk/benefit profile and also the pricing of the drug. So the first $400 million milestone, as Jerome was pointing out, is really going to be I think a critical point in determining what the potential of this medicine could mean financially and obviously in terms of MS patients.

Henri, I don’t know whether you want to add anything on — well, just on any of those points, but certainly also on the patients for (multiple speakers)?

Henri Termeer - Genzyme Corporation - Chairman, President, CEO

No, just on the patient question, there are about 6,000 Gaucher patients currently being treated. So we estimate that about 10,000 patients that may need treatment. Also it is tough in these very rare diseases to precisely pinpoint that.

Of the 6,000 that are being treated we currently are treating about 4,700 at the appropriate dose. That represents in volume — that is actually a mix of about 500 or 600 patients that we are treating free of charge and 4,100, 4,200 patients that are commercial patients. That is about around $1 billion run rate during this year. And that is at the appropriate dose.

The other patients are treated by competitive products at this time.

In the case of Fabry disease, when we had the difficulties, when they started we were treating about 2,700 patients. We are now treating about 1,700 patients.

But that is a more difficult equation because here many patients are now treated not at the appropriate dose, but something is better than nothing. So many patients aren’t getting product and it helps clearly a lower dose, which is the approved dose of a competitive product, for some patients actually is sufficient. But not for all patients; most patients do need a higher dose.

Here people are stretching because there’s a chronic undersupply in the marketplace as a result of the shortages by Genzyme and by the competitor. That is the great opportunity here, and that is underlying the value of this CVR first milestone, which assumes that we are in the second half of this year getting into a very different supply situation.

We will again be able to increase the doses for the patients that are currently treated at too low a dose, and also to take on new patients. There is a waiting list of patients currently being developed, of patients that do want to start treatment. And all of that will free up later in the year, the second half of the year, as we get this supply situation to a different level.

Graham Parry - BofA Merrill Lynch - Analyst

(technical difficulty) further, are you are you expecting to switch back patients from Replagal onto Fabrazyme during the second half of 2011? Or is it just pick up new patients and top-up basis?

Henri Termeer - Genzyme Corporation - Chairman, President, CEO

The challenge here will be to identify the patients, either treated by Fabrazyme or treated by Replagal, that are treated at too low a dose. So the more severe patients.

There are many patients currently in that category, and many patients treated by Replagal are actually needing a higher dose. So those patients will switch. We have no doubt about that.

Sebastien Martel - sanofi-aventis - VP IR

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

We are going to take the next question, please.

Operator

Andrew Baum, Morgan Stanley.

Andrew Baum - Morgan Stanley - Analyst

Good afternoon. Congratulations on the deal. Two very quick questions.

So first one, as you talk about the deal returning above your cost of capital in year two, could you just tell us what your — an estimate of your WACC is?

Then secondly, and you alluded to it briefly, the divergence of opinions on Lemtrada before the two companies. How much of the concern is related to the commercial environment, given the existence of alternative therapies, versus concerns about the safety profile of the drug? I know they are interlinked, but any words that you could say on that would be helpful. Thank you.

Chris Viehbacher - sanofi-aventis - CEO

Thank you, Andrew. I will refer the question on the WACC to Jerome, but I think I would anticipate that Jerome is going to be silent as a tomb on that one. Obviously that is a fairly competitive number.

On the differences in Lemtrada, I don’t think it is anything unusual. Again, if you look at the nature of this product, we have all seen a lot of drugs in MS; and any approach to treating drugs where the immune system is in play, the more efficacious you are the more you suppress the immune system. This is a drug, as I said before, I have known this drug from when I was in Wellcome many years ago. Campath comes from Cambridge Pathology. Actually there was a proof of concept established with Campath in MS in 1994; and here we are in 2011; and there is a good reason why it has taken 17 years to get this far.

So I think until we really understand exactly the balance between benefit and risk, it is going to be very difficult to tell exactly how this drug is going to be used.

There is a very well-known quantity of MS patients. That is a fairly easily ascertainable number.

But is this going to be a drug that is going to be used for a broader selection of patients, or for late-stage patients? Obviously you have got a number of new oral competitors coming in here. And we certainly have seen some companies have done — they have had MS seminars recently, and you have heard experts say that oral therapies are going to be certainly extremely convenient.

Although obviously Lemtrada is interesting in the sense that you only go through a series of injections over a two-week period to start, and then no injections for a year. And then you get another three, I think it is, injections one year later. So it’s not like you have to go for weekly infusions or anything else like that either.

So all of these things are factors as you do the models, and of course pricing is a very significant factor in the sensitivity. I think the best way to resolve that is through the CVR.

I mean this way we took the uncertainty off the table. It didn’t really matter what I thought Lemtrada would do or really what Henri thought it was going to do. This way, that if the product does well everybody benefits; and if it doesn’t do so well, then there is less benefit for everybody.

So I think it ended up being — Henri has always called this a bridge, and I think it was effectively that. I don’t know whether you want to add anything, Henri?

Henri Termeer - Genzyme Corporation - Chairman, President, CEO

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

No, you said it very well. You indicated why you were conservative, and I can make all the statements on the other side of that equation.

We went through that over many months. I think it is a very fair argument, and we will learn a lot. We will learn a lot when the first Phase III will become visible, which will be in the summer. There is a second Phase III that will become visible later in the second half.

And that will — if those Phase IIIs continue to be confirmative to the experience that we had with the Phase II, where we now have five-year experience and with many years of patients that have been treated outside of these clinical trials, I think we will have a very, very important treatment for patients with MS, particularly patients that are progressing and that are in a serious area.

We will also provide a potential economic benefit to the healthcare system that really needs and wants economic benefits. This is a very expensive disease, expensive therapies; and I think we will provide a tremendous solution for patients by only having two infusion periods, one for a week in the first year and then for another three days in the second year. Our projections currently say that maybe another, on average, half infusion for the next eight years.

So tremendous convenience for patients and a very significant improvement of health. So the judge is out, and that is a fair point. The CVR just provides us, everybody, a very positive feeling to look forward to these results, because if we are positive everybody will win.

Andrew Baum - Morgan Stanley - Analyst

Thank you.

Jerome Contamine - sanofi-aventis - EVP, CFO

On the CVR on the one, answering on the WACC. Well, clearly as you know we adjust our cost of capital to each and every investment; on this figure we are not going to make public. Now there are outstanding public calculation of our cost of capital and I am pretty sure you have one. So I mean, if we put that — I mean that we, whatever public WACC calculated by whoever in the Street, we meet this criteria.

Sebastien Martel - sanofi-aventis - VP IR

We are going to take the next question, please.

Operator

Florent Cespedes Exane BNP Paribas.

Florent Cespedes - Exane BNP Paribas - Analyst

Good afternoon, gentlemen. Thank you for taking my question. First of all, on the CVR, are you allowed to buy CVR on the market? If yes, would you be tempted to do so? Especially if you are [not confident to the potential of Lemtrada?

Secondly, on the guidance, are you planning to update the 2011 guidance, and, more interestingly, your 2013 floor guidance? Thank you.

Chris Viehbacher - sanofi-aventis - CEO

It is actually possible for a company like ours to buy the CVR subject to normal conditions, obviously. If we are in position of inside information, there will be some restrictions on that. Beyond that, that will be a judgment as to what the price is versus the probabilities that we assess, obviously, on the outcomes of these things.

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

In terms of guidance for the year and for, more interestingly as you say, the 2013, we — as we announced with our fourth-quarter earnings — will be doing an investor seminar on the — on strategy and the medium to long-term outlook of the Company somewhere around midyear. So we will be able to provide some more information on that.

The real interest on the part of our investors has been now moving beyond actually just the 2013 guidance. As we said, we get through the patent cliff really without a transaction such as Genzyme. But increasingly as we look out into the future, most people want to know what happens after 2013. It is not just the absolute value in 2013 itself.

I think there is an awful lot of hidden value in the Company in the sense that there is so much focus today on the pharmaceutical industry around patent expiries, that businesses like a vaccines business, like our animal health joint venture, like our emerging markets position, haven’t been fully valued.

So I think we will also be trying to do for you a better job of presenting those businesses to allow a more of a sum-of-the-parts type valuation for the Company. Jerome, I don’t know whether you want to add anything on that.

Jerome Contamine - sanofi-aventis - EVP, CFO

Well Chris, you’ve said everything. Of course we will review one day our guidance for 2011. But A, I don’t think that is (technical difficulty) important here. Your goal (technical difficulty) future evaluation of the Company, and I think that — and we know what the medium-term outlook is definitely more important.

Second, all will depend upon the exact timing of the closing, upon the first-quarter results, and the rest having (inaudible).

So I will say that is clearly too early to adjust the guidance to a level which in my view has I would say limited interest, looking at what we have ahead of us or the ability to grow this Company and now common companies, from now on to generate improved profit going forward.

Florent Cespedes - Exane BNP Paribas - Analyst

Okay, thank you. Just maybe a follow-up. Is it fair to assume that during your investor seminar in midyear this time you will provide a comprehensive update on the Genzyme transaction?

Jerome Contamine - sanofi-aventis - EVP, CFO

Yes, most probably. It will be part of our — this is part of our strategy. So obviously Genzyme will be part of this seminar.

Florent Cespedes - Exane BNP Paribas - Analyst

Okay, thank you very much, gentlemen.

Operator

Fabian Wenner, UBS.

Fabian Wenner - UBS - Analyst

Yes, good afternoon. Thank you very much for taking my question. Since you are guiding or giving 2013 EPS accretion guidance and investors may be looking at Genzyme consensus to adjust their models, I wanted to ask if you feel comfortable with commenting on the current consensus of Genzyme for 2013? Namely $6.3 billion of sales and $1.7 billion of EBIT, roughly. It would just be helpful to better get to precise estimates for sanofi, obviously.

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

Secondly, just coming back to Graham’s question on synergies, just to make sure we understand this better, do you want to consolidate production at all? Do you mainly look at procurement savings? What do the synergies really refer to in more detail? Thank you.

Jerome Contamine - sanofi-aventis - EVP, CFO

On the first question, I think I know; I think that it is too early. We have our own assumptions. We need to revisit these assumptions against Genzyme’s plan.

We need to have a better understanding, a better view of the recovery. We mentioned Lemtrada for 2013. So I think that clearly doesn’t make [much] sense to give you more precision against what the Street is saying for 2013.

Which, on the other hand, you could argue that this is a fairly good way to start to work here, I would say. But on synergies, I don’t know, Chris, if you want to comment. Again I think it is a bit too early.

There is obviously some synergies in back offices, in support functions. Both companies have a head office in quite a number of countries. Obviously as far as we are concerned, there are some revenue synergies on which we will have to work on some of our products.

There will be then clearly probably some, but maybe more in the long run, some manufacturing synergies. As you know, manufacturing synergies anyway cannot be generated in the short run because it always requires some [holding] complexity of the transfer of products, the approvals, and the like.

So I am not so sure we are really in the position to be more precise and to tell you today on which line these synergies will go. This is — precisely this will be the work of the pre-integration, of the integration process, to get to more comfort, better or more precision on where we will generate the synergies.

Chris Viehbacher - sanofi-aventis - CEO

To follow up on that, I would say clearly Jerome is absolutely right. We have our own models of synergies and we have them identified line by line. But I think given that there is a program already in place for Genzyme, I think we have to see whether we have anticipated the same savings; whether they are additional; whether they’re —.

Certainly on manufacturing, as Jerome has said, given that you would have to transfer production sites and everything else, there’s regulatory time frames. I would also say there is huge value creation that could still be made by making sure that we actually get back to a robust supply situation. I don’t think we want to disrupt that.

So I think we will give you an update throughout the course of the year as we get in and dig in and really validate our models. But I think that is why we decided that providing you with some accretion metrics as well as the return on capital was most helpful.

Because the actual detail of how we get there I think we want to — again, that is the whole purpose of doing integration planning is to validate some of those things.

Fabian Wenner - UBS - Analyst

Okay, thank you.

Operator

Philippe Lanone, Natixis.

Philippe Lanone - Natixis Securities - Analyst

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

Good afternoon, gentlemen. My more specific questions have been answered, but one question about future growth rate, because you mentioned that Genzyme would be accretive to growth rate going forward — revenue growth rate, I mean. However, the company is facing patent expiries from 2013 on. There is a risk of biosimilars and the consensus expecting a slowdown in growth rate at Genzyme post-2013.

So shouldn’t we assume that there is on the contrary some dilution of growth rate at sanofi at least for two or three years, midterm?

Another question on emerging markets, because sanofi is now at 30% of sales in emerging markets, and that will decline a bit with Genzyme. A question there, becoming tougher. So what are your ambitions for the year, new Company, in emerging markets?

Chris Viehbacher - sanofi-aventis - CEO

I think in terms of the medium-term growth rate there are some patent expiries; I think we need to understand really the nature of those. I think none of the Genzyme products are terribly easy to make. So I think we will have to have a look and see what the timing of that is.

There are certainly in the renal franchise some potential patent expiries. I think on balance, despite even if there is something in that, this is still accretive to growth, between the synergies that we have identified and potentially upsides in the research and development pipeline. Because although the CVR covers Lemtrada, really there hasn’t been much — as we all know, no value is given to anybody’s pipeline these days, and there are some assets which also launch in that time frame.

You’ve got an eliglustat coming along, which will certainly cannibalize Cerezyme sales to a degree, but potentially some of the competitors’ as well, because you have got an oral version coming along. And just as we talked about for MS, that could be a potentially interesting product.

You have got mipomersen coming along for the treatment of high cholesterol. Whether that stays in families with a genetic predisposition to that, or whether that is a broader one will depend on obviously what, again, the risk-benefit profile of that drug looks like. So all in all I think if —.

And then if we look at emerging markets, clearly Genzyme is present in most of the countries where we are. I think it has done a very good job of getting even the more expensive orphan drugs reimbursed around the world. A lot of drugs also provided free of charge.

I think I would like to look though at the non-orphan drug business. Clearly we have a EUR9.5 billion business and we have been present for multiple decades in most countries. So I think there is an opportunity in some of the franchises to expand presence of some of the Genzyme products because we clearly have a bigger presence.

There is not a lot of benefit to scale in the orphan disease part. But I think on some of the other businesses, whether it is reimbursement, whether it is access, whether it is more marketing resource, whether it is more resource to do some additional differentiating trials, business development to add on to some of those franchises. I can tell you the biosurgery area is one where I think both companies have had some interesting new opportunities presented to them.

So I think this is something that is actually accretive to growth for the longer term, which is at the very root of why we decided to do this transaction.

Philippe Lanone - Natixis Securities - Analyst

Okay.

Sebastien Martel - sanofi-aventis - VP IR

We are now going to take one last question, operator.

Operator

Michael Leuchten, Barclays Capital.

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

Michael Leuchten - Barclays Capital - Analyst

Thank you. Just a very quick follow-up question to your accretion number for 2013. The timing of that suggests that you think you can get this integration done quicker than maybe we have seen in the past with other companies. Can you just talk to what gives you the confidence that you can get this done that quickly over a shorter period of time?

Chris Viehbacher - sanofi-aventis - CEO

I think if there is one thing that sanofi-aventis has had a lot of experience in, I mean, there are something like 300 companies that have been rolled up into sanofi-aventis. We have obviously seen different models.

Genzyme is a bigger company than some of our transactions; but also it is not an Aventis either. I think we have been able to figure out models. If I look at the Chattem transaction for example in the US, I think it is a very strong model of how we have been able to keep the identity of a company; keep everybody within the company; and still been able to achieve some synergies quite quickly.

We have I think an extremely strong back-office backbone here in the US, for example, which we can access quite quickly. We have that also around the world. So I think that is actually something that sanofi excels at. So I don’t really see that being as a critical issue.

Obviously some parts of those synergies, as we talked about in manufacturing, we are going to move quite carefully on; and there is a big regulatory consequence to it.

But I think there are other ones — certainly on the revenue synergies I think that is something that we can get going quite quickly, certainly even by the second half of this year. So yes, I think that is not going to be the issue.

All right, well thank you very much, everybody. Henri, thank you for hosting this in the corporate headquarters of Genzyme.

Obviously throughout the course of the year and certainly at the announcement of Q1 earnings, I think both companies will have an opportunity to provide updates to our shareholder base and we can say more. So, Henri I don’t know whether you have any concluding remarks.

Henri Termeer - Genzyme Corporation - Chairman, President, CEO

No. Thank you very much, everybody. I don’t know whether there were many Genzyme shareholders on the call; but if there were and your questions didn’t quite get answered, make sure that you connect with Patrick Flanigan, whom all of you know. I look forward to giving you further updates as we progress.

Chris Viehbacher - sanofi-aventis - CEO

Thanks, everybody.

Operator

Ladies and gentlemen, this concludes the conference call. Thank you all for attending. You may now disconnect.

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Feb 16, 2011 / 01:00PM GMT, SNY - Sanofi-Aventis Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right Conference Call

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